Merrill Lynch, Pierce, Fenner & Smith

  Incorporated

One Bryant Park

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

May 6, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Suzanne Hayes
Jeffrey Gabor
Joseph McCann

Re: Cortexyme, Inc. Acceleration Request

Acceleration Request

Requested Date: May 8, 2019

Requested Time: 3:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Cortexyme, Inc. (the “Company”) for acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-230853), as amended, requesting effectiveness as of 3:30 p.m., Eastern Time, on May 8, 2019, or at such later time as the Company or its outside counsel, Orrick, Herrington & Sutcliffe LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that between April 29, 2019 through the date hereof we have distributed approximately 1,280 copies of the Company’s preliminary prospectus dated April 29, 2019 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Charles Newton
Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Hoffman
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]